Form ATS-N
Liquidnet Negotiation ATS

Exhibits 4 and 5

Aggregate platform-wide order flow and execution statistics of the ATS that are not otherwise required disclosures under Rule 605 of Regulation NMS and that the ATS provided to one or more Subscribers as of the end of each calendar quarter. A blank cell in a table means that Liquidnet did not provide that statistic to one or more Subscribers as of the end of the calendar quarter.

General statistics

Statistic	Period	Value
Average execution size in shares	FY2021	29,000
Average execution size in principal value	FY2021	$1.8M
Average daily liquidity	FY2021	$39B
Liquidnet's Top Advertised China ADRs – Average negotiated execution size in shares	6/1/2021 through 8/31/2021	57,000